International Release no. 1236 File No. 70-9669

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

Scottish Power plc

In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27290 (the “Order”), Scottish Power plc (“ScottishPower”) hereby submits its report for the period October 1, 2003 to March 31, 2004 (the “Reporting Period”). The following is a listing of the applicable reporting requirements contained in the Order (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

In this report, a conversion ratio of 1 GBP to 1.838 USD has been used.

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by ScottishPower during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response: Ordinary shares were issued by ScottishPower as detailed in the following table.

Date	No. of ScottishPower Ordinary Shares Issued	Market Price/ And Sale Price Details per share (if other than market)	Proceeds GBP	Proceeds USD
	2,091,329	£3.53	£7,457,943	$13,707,700

Debt securities were issued by ScottishPower during the reporting period as detailed in the following table.

Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD at 3/31/04
None

Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by ScottishPower or PacifiCorp, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

None

Reporting Requirement No. 3: ScottishPower’s aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of ScottishPower’s consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

Response:

A. As of March 31, 2004, ScottishPower’s consolidated retained earnings calculated in accordance with U.S. GAAP was USD $3,860 million.

B. ScottishPower’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2004 was USD $2,113 million.

C. ScottishPower’s aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 55% as of March 31, 2004.

D. During the reporting period ScottishPower made no EWG and FUCO investments. The aggregate investments decreased during the year as a result of the re-categorisation of investments within group companies.

Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by ScottishPower or if not exempt under the Act, by PacifiCorp since the date of the Order.

Response: Please see Exhibit A-1 attached hereto.

Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified

Issuing Company	Acquiring Company	Initial Principal Amount	Interest Rate	Term of Loan	USD at 3/31/04
NA1	N/A	N/A	N/A	N/A	N/A
NA2	N/A	N/A	N/A	N/A	N/A
PHI	N/A	N/A	N/A	N/A	N/A

Reporting Requirement No. 6: The amount and terms of any short-term debt issued by PacifiCorp or by any PacifiCorp Subsidiary, and a list of the deposits and withdrawals by PacifiCorp or any PacifiCorp Subsidiary from Money Pool.

Response:

Short-Term Debt Issued by PacifiCorp

During the Reporting Period

(excluding money pool borrowings reported below)

Utility Subsidiary	Description/Terms of Debt	Amount Issued (USD)	Maximum Outstanding	Balance at 3/31/04
PacifiCorp	Commercial Paper	$760,000,000*	$275,525,000	$125,000,000

* Total Amount Issued during the reporting period includes aggregate total of each new issuance, some of which represent rollovers.

Commercial Paper issued with a rate range of 1.34% to 1.96%

No Money Pool borrowings were made during the reporting period.

	Net Amount On Deposit	Net Amount of Borrowings
PACIFICORP	$-0-	$13,917,336
PACIFICORP GROUP HOLDINGS	$468,617,135	$94,002,152
PACIFICORP FINANCIAL SRVS	$9,100,849	$-0-
PPM ENERGY INC	$153,400,162	$594,350,241
PACIFICORP HOLDINGS INC	$200,132,390	$-0-
PACE	$1,340,882	$-0-
PKE	$8,418,270	$-0-
ENSTOR	$746,145	$-0-
PMI	$13,904,297	$-0-
PACIFICORP TRANS	$9,761	$-0-
PECL	$-0-	$4,565,481

KATY	$-0-	$148,834,681

	$855,669,891	$855,669,891

* A list of all deposits and withdrawals during the reporting period for each company is available to the SEC staff upon request.

Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated during the period by PacifiCorp during the reporting period.

Response: None

Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any non-utility PacifiCorp Subsidiary.

Response: None

Reporting Requirement No. 9: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of ScottishPower and PacifiCorp.

Response:

For ScottishPower see Exhibit A-3 attached hereto.

For the PacifiCorp Group companies, please see Exhibit A-4 attached hereto.

Reporting Requirement 10: Copies of ScottishPower’s filings on Form 20-F and semiannual reports to shareholders.

Response: Please see Exhibit A-5 attached hereto.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File No. 70-9669) to be signed on its behalf by the undersigned thereunto duly authorized.

SCOTTISH POWER PLC

By:	/S/ DAVID T. NISH
David T. Nish Finance Director

Date: June 30, 2004

EXHIBIT INDEX

Exhibit No.	Description	Page

Exhibit A-1	Aggregate Amount of ScottishPower/ PacifiCorp Securities Issued Since October 1, 2003 and Outstanding as of the End of the Reporting Period	Filed herewith

Exhibit A-2	Retained Earnings Analysis of PacifiCorp	Filed herewith

Exhibit A-3	ScottishPower March 31, 2004 Rule 24 Capitalization Table	Filed herewith

Exhibit A-4	Capital Structure of PacifiCorp Group Companies	Filed herewith

Exhibit A-5	Copies of ScottishPower’s Filing on Form 20-F and semiannual reports to shareholders	Filed herewith